[Natural Resource Partners L.P. Letterhead]

September 11, 2012

Via EDGAR

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Natural Resource Partners L.P.

Registration Statement on Form S-3

Filed August 15, 2012

File No. 333-183314

Ladies and Gentleman:

Set forth below are the responses of Natural Resource Partners L.P., a Delaware limited partnership (the “Partnership,” “we,” “us” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 5, 2012, with respect to the Partnership’s Registration Statement on Form S-3, File No. 333-183314 (as amended, the “Registration Statement”) filed with the Commission on August 15, 2012 (the “Form S-3”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we will hand deliver three full copies of Amendment No. 1, three copies of Amendment No. 1 that are marked to show all changes made by Amendment No. 1 and three copies of this letter.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All capitalized terms and references to page numbers and captions, correspond to Amendment No. 1 unless otherwise specified.

Prospectus Cover Page

1.	Please provide the price of your units as of the latest practicable date on your prospectus cover page.

Response:

We have revised the cover page to provide the price of our common units as of September 10, 2012.

2.	We note your cover page disclosure that any selling unitholder that is an affiliate of Natural Resource Partners L.P. may be deemed an “underwriter.” We also note your disclosure on page 42 that Adena Minerals, LLC is an affiliate of your general partner. Please clarify on your prospectus cover page and where appropriate the status of Adena Minerals, LLC as an affiliate and underwriter.

Response:

We have revised the cover page and the disclosure to provide that because Adena Minerals, LLC owns a substantial amount of our common units and a substantial amount of the ownership interests in our general partner, it may be an affiliate and may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended. Please see the Cover Page and page 42 of Amendment No. 1.

Selling Unitholder, page 42

3.	Please provide the complete disclosure required by Item 507 of Regulation S-K including a description of the relationship between you and your selling unitholder. Please also provide the identity of the persons who have sole or shared voting or investment power over Adena Minerals, LLC. See Regulation S-K C&DI No. 140.02.

Response:

We have revised the disclosure to provide a description of our relationship with Adena Minerals, LLC. We have also revised the disclosure to provide the identity of the natural person who has sole voting and investment power over Adena Minerals, LLC. Please see page 42 of Amendment No. 1.

Legality Opinion

4.	Please have counsel revise the legality opinion to opin separately on the units being registered for the selling unitholder. See Section II(B)(2)(h) of Staff Legal Bulletin No. 19.

Response:

Counsel has revised the legality opinion to opine separately on the common units being registered on behalf of the selling unitholder. Please see Exhibit 5.1 to Amendment No. 1.

5.	In the opinion paragraph on page 2, it is unclear whether items (i) through (iv) are assumptions or items upon which counsel is actually providing an opinion. Please have counsel revise to clarify.

Response:

Counsel has revised the legality opinion to clarify which items are assumptions or items upon which counsel is relying upon to provide the opinion and which items are the subject of the counsel’s legality opinion.

* * * * *

Please direct any questions that you have with respect to the foregoing or with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Ramey Layne of Vinson & Elkins LLP at (713) 758-4629.

Very truly yours,

By:	/s/ Wyatt L. Hogan
Wyatt L. Hogan
Vice President and General Counsel

cc:	Ramey Layne, Vinson & Elkins LLP

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